

October 27, 2011

Via E-mail
Mr. Igor Produn
President
Crown Marketing
25 Mountaire Court, Highland Avenue
London, UK NW9 OQA

> **Re:** **Crown Marketing**
> **Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-176776**

Dear Mr. Produn:

We have reviewed your registration statement and response letter dated October 14, 2011 and have the following comments.

General

1. Please revise Exhibit 23 to properly evidence the signature of Weinburg and Company, P.A. Refer to Regulation S-T.

2. We refer to prior comment 1 and reissue that comment, in part. Please revise your selling shareholder section to identify all selling shareholders as underwriters. In addition, please revise the disclosure in the prospectus stating that this is a resale registration statement. As previously noted, Rule 144 is not available for the resale of securities of a shell company and the entire offering is a indirect primary offering, i.e., your prospectus is not a "resale" prospectus; rather, it is a indirect primary offering prospectus. In this regard, all shares must be priced for the duration of the offering; therefore, remove the language on the prospectus cover page that indicates otherwise.

Business

Background, page 7

3. On page 10 you state Mr. Produn became chief executive and financial officer and director of Green4Green in July, 2009, but on page 7 state that Green4Green was not formed until July 14, 2010. As the agreement and plan of reorganization was entered into on July 2, 2010, please tell us whether Green4Green was a validly existing Wyoming corporation at the time the agreement and plan of reorganization was executed. And, if so, please confirm the dates that Mr. Produn became chief executive and financial officer

and director of Green4Green, the date that Green4Green was formed and the date the agreement and plan of reorganization was entered into.

Prospectus Summary

Crown Marketing, page 2

4.    We refer to prior comment 4 and reissue that comment, in part.  You state that through the year ended June 30, 2011 you did not have any operations, revenues or customers, but then state that you "began operations in July 2011" by purchasing a small amount of inventory.  Please tell us whether you have any revenues or customers as of the date of the prospectus.  If not, this should be disclosed here.  In this regard, we note your statement on page 6 that you had made no sales through September 30, 2011.

5.    We also note your statement that you are focusing your initial efforts on "securing reliable sources of supply," and that initial marketing will likely be focused on existing distributors in the Caribbean.  Please discuss the progress you have made in securing sources of supply and in marketing your business to distributors in the Caribbean.  If no progress has been made as of the date of the prospectus, this should be disclosed.

Additional Information, page 5

6.    We refer to prior comment 9 and reissue that comment.  Revise your filing to include all the information required by Item 101(h)(5) of Regulation S-K.  As you have concluded you are required to file reports with the Commission, identify the reports and other information you file.  Refer to Item 101(h)(5)(ii).

Plan of Operation

Plan of Operations, page 6

7.    On page 6 you state that you are acquiring suppliers, but on page 8 state that you have not yet established supply relationships.  As your ability to generate revenues is dependent upon your ability to supply potential customers, please reconcile this inconsistency.

Business

Our Business, page 8

8.    We refer to prior comment 6 and reissue that comment, in part.  As previously requested, provide a detailed description of the actions and timing of your planned operations over the next 12 months.  In addition, provide more detailed information about your marketing and advertising.  For example, you state that you will market to local customers and expand to other islands in the Caribbean.  Please disclose your plans for accomplishing this.

Management

Executive Compensation, page 11

9.  We note that Mr. Produn receives $300 per month for services.  As the company is not generating any revenue, and all working capital needs are provided by Mr. Produn, please tell us how the company is paying Mr. Produn a salary.

Exhibit 5, page II-2

10.  We refer to prior comment 17 and reissue that comment.  Counsel states, in their revised legality opinion dated October 14, 2011, that "[b]ased upon the foregoing, I am of the opinion that the Shares to be offered pursuant to the Registration Statement … will be legally issued, fully paid and nonassessable."  As previously noted, the company has represented that 251,000 shares of common stock included in the registration statement (i.e., the shares not underlying the warrants) have already been issued.  Accordingly, it does not appear to be appropriate for counsel to opine that they "will be" legally issued, fully paid and nonassessable.  Counsel's opinion regarding these shares should indicate the amount that "are" legally issued, fully paid and nonassessable and the amount that "will be."  Please revise.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney